UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number       000-30604

lastminute.com plc

(Exact name of registrant as specified in its charter)

4 Buckingham Gate, London SW1E 6JP, United Kingdom Telephone: (011-44) 207 802 4200

Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Ordinary Shares, nominal value 1 pence each, and American Depository Shares, evidenced by American Depository Receipts, each representing 5 Ordinary Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	Rule 12h-3(b)(1)(i)
Rule 12g-4(a)(1)(ii)	Rule 12h-3(b)(1)(ii)
Rule 12g-4(a)(2)(i)	Rule 12h-3(b)(2)(i)
Rule 12g-4(a)(2)(ii)	Rule 12h-3(b)(2)(ii)
Rule 15d-6

Approximate number of holders of record as of the certification or notice date:                170

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorised person.

Date: 24 November 2004	By: /s/ David Howell
Name: David Howell
Title: Chief Financial Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registraint, by counsel or by any other duly authorised person. The name and title of the person signing the form shall be typed or printed under the signature.

SEC 2069 (09-03)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.